Exhibit 77(i)

Terms of new or amended securities

At the May 14, 2009 meeting, the Board of Trustees of ING Funds Trust approved renewing the waiver of the distribution fee payable to ING Funds Distributor, LLC (“IFD”) in an amount of up to 0.40% of the average net assets attributable to Class A shares of ING Classic Money Market Fund. IFD has agreed to continue to waive such amounts for the period from August 1, 2009 through and including August 1, 2010.